CODE OF ETHICS AND BUSINESS CONDUCT

  PURPOSE AND SCOPE

The purpose of this Code of Ethics and Business Conduct (this "Code") is to continue to safeguard the reputation of Tembec Inc. and its subsidiaries (the "Company") by formalizing guidelines with respect to proper professional conduct, confidentiality, avoidance of conflict of interest.

The Company's reputation is based on its adherence to conducting business and relationships in a positive environment that is based on respect of others, openness, fairness, integrity and the respect of all applicable laws and regulations.

  DEFINITIONS

"Close relative" means the spouse or domestic partner of the Employee or a person connected to him by blood.

"Company" means Tembec Inc. and its subsidiaries.

"Complaint Review Committee" means the committee consisting of the Treasurer and Internal Auditor, the Vice-President of Human Resources and the Vice-President, General Counsel and Secretary that is responsible for administering Section 15 of this Code.

"Employee" means person employed by the Company for wages or a salary.

"Insider" means Members of the Board of Directors, Officers, Senior Executives and Employees of the Company who have access to material non-public information regarding the Company or anyone else with knowledge of material information affecting that Company that has not been publicly disclosed.

"Public Company" means a company whose securities are publicly traded.

"Securities" means shares in a company's share capital, rights related to such shares (conversion, warrant or option rights), bonds and proprietary equity in units of corporation or partnership.

"Senior Executive" means any person exercising the functions of a director, president, vice-president, secretary, treasurer, controller or general manager or similar functions.

"Subsidiaries" means a legal person, partnership or entity under the direct or indirect control of Tembec Inc.

  SCOPE AND APPLICATION

This Code applies to the board of directors, officers and Employees of the company and anyone authorized to represent the Company.

It is the responsibility of the above individuals to perform their duties in compliance with the guidelines set forth herein.

  GENERAL

4.1 The Company has always understood that its success is possible because of its values, which include integrity, accountability, trust, transparency, and teamwork. The Company is committed to conducting its business in compliance with applicable laws, statutes and regulations and expects its Employees, consultants, suppliers and other individuals working with or on behalf of the Company to do likewise. Business dealings among Employees and by Employees with shareholders, customers, suppliers, community organizations and governmental and regulatory authorities must be based on the highest ethical standards. The Code is designed to give Employees, consultants, suppliers and other individuals working with or on behalf of the Company a broad and clear understanding of the conduct expected of them everywhere the Company does business.

4.2 This Code is not meant to be a complete code of ethics and business conduct covering every eventuality. Consequently, should an Employee, consultant, supplier or other individual working with or on behalf of the Company be confronted with a situation where further guidance is required, the matter should be discussed with a Company department head, the human resources department or senior management. Any Employee can discuss ethical concerns and seek assistance from other coworkers or supervisors at any time. The Company recognizes the obligation to support Employees, consultants, suppliers or other individuals working with or on behalf of the Company as ethical issues arise.

4.3 Compliance with the Code is essential to preserving and enhancing the Company's reputation as a responsible corporate citizen and ultimately to maximizing shareholder value. Violation of the Code is a serious matter that could subject Employees or the Company to legal liability.

Compliance with the Code is essential to preserving and enhancing the Company's reputation as a responsible corporate citizen and ultimately to maximizing shareholder value. Violation of the Code is a serious matter that could subject Employees or the Company to legal liability.

  EMPLOYEE CONDUCT AND BEHAVIOUR

5.1 Each Employee is accountable for observing rules of conduct that are normally accepted as standard in a business enterprise.

5.2 Managers have important responsibilities under this Code. Managers must understand this Code, seek guidance when necessary and report suspected Code violation. Managers are accountable for counselling Employees promptly when their conduct or behaviour is inconsistent with this Code. If a manager knows that an Employee is contemplating a prohibited action and does nothing, the manager will be responsible along with the Employee.

5.3 The Company is committed to maintaining a work environment that is free of illegal drugs, alcohol (other than alcohol used in or produced by our business), firearms, explosives, or other improper materials. The possession, transfer, sale, or use of such materials on Company premises or during the conduct of Company business is prohibited. A breach of this policy will result in discipline up to and including termination without notice or pay in lieu thereof.

  EMPLOYEE ETHICAL GUIDELINES

Employees are expected to govern their conduct and behaviour in a manner consistent with the following ethical guidelines:

6.1 Respect: Employees have consideration for the needs and desires of others. Employees recognize the skills and knowledge of others. Employees appreciate diversity and cultural differences.

6.2 Integrity: Employees give precedence to ethical principles and obligations in their decisions and actions. Employees respect all ethical principles and obligations in their decisions and actions. Employees respect all ethical obligations deriving from applicable laws, acts and regulations. Employees do not condone unethical conduct.

6.3 Loyalty: Employees fulfill their commitment in a manner that best serves the Company.

6.4 Courage: Employees face challenges, whether physical or moral, with determination and strength of character.

6.5 Honesty: Employees are truthful in their decisions and actions. Employees communicate in a plain, concise and timely manner. Employees practice full disclosure. Employees use resources appropriately and in the best interest of the Company's mission, principles and guidelines.

6.6 Fairness: Employees are just and equitable in their decisions and actions.

6.7 Responsibility: Employees focus on what's important. Employees perform their tasks with competence, diligence and dedication. Employees provide clear and concise direction. Employees place the welfare of others ahead of their personal interests.

6.8 Maturity: Employees are accountable for and accept the consequences of their decisions and actions. Employees speak and act with respect. Employees follow the rules. Accuracy and reliability in the preparation of all business records is of critical importance to the decision making process and to the proper discharge of financial, legal and reporting obligations. All business records, expense accounts, invoices, bills, payroll and Employee records and other reports are to be prepared with care and honesty. False or misleading entries are not permitted in the Company's books and records.

  BOOKS, RECORDS, INTERNAL CONTROLS AND AUDITING

7.1 Accuracy and reliability in the preparation of all business records is of critical importance to the decision making process and to the proper discharge of financial, legal and reporting obligations. All business records, expense accounts, invoices, bills, payroll and Employee records and other reports are to be prepared with care and honesty. False or misleading entries are not permitted in the Company's books and records.

7.2 All financial transactions are to be properly recorded in the books of account and accounting procedures are to be supported by the necessary internal controls. In turn, all Company books and records must be available for audit.

7.3  In relation to the Company's books and records, Employees must:

7.3.1 not intentionally cause the Company documents to be incorrect in any way;

7.3.2 not create or participate in the creation of any records that are intended to conceal anything that is improper;

7.3.3 properly and promptly record all disbursements of funds;

7.3.4 co-operate with internal and external auditors;

7.3.5 report any knowledge of any untruthful or inaccurate statements or records or transactions that do not seem to serve a legitimate commercial purpose;

7.3.6 not make unusual financial arrangements with a customer or a supplier (such as, over-invoicing or under-invoicing) for payments on their behalf to a party not related to the transaction; and

7.3.7 report suspected breaches of these rules, which directly or indirectly affect the Company's business, following the Procedures set out in section 14. For all wrongdoing relating to accounting, internal accounting controls and auditing matters, please refer to section 15 below for the applicable reporting procedures.

  COMPETITION ISSUES

8.1 The Company must act independently and in its own interest in all commercial situations affecting competitive conditions of trade and avoid practices that restrict competition.

8.2 It is the responsibility of each manager to comply with the letter and spirit of all competition laws as they apply to the Company. Whenever in doubt, competition-sensitive issues must be brought to the attention of the Company's legal counsel.

  CONFIDENTIAL INFORMATION AND INTELLECTUAL PROPERTY

9.1 Confidential information includes: technical information about products or processes; vendor lists or purchase prices; cost, pricing, marketing or service strategies; results of research and development work, technical know-how, manufacturing process, computer software; nonpublic financial reports and information related to divestitures; and mergers and acquisitions. In addition, the way the Company puts publicly-known information together, to achieve a particular result, is often a valuable trade secret.

9.2 Intellectual property includes: patents, copyrights, trademarks, trade secrets and industrial designs. Intellectual property owners have rights granted to them under the law.

9.3 Confidential information, including that which relates to intellectual property, is a valuable asset that could benefit a competitor if known to it or otherwise harm the Company if made public. Employees, consultants, suppliers and other individuals working with or on behalf of the Company must be careful not to disclose such information to unauthorized persons, either within or outside the Company, and must exercise care to protect the confidentiality of such information received from another party. Particular attention should also be given to the guidelines described in the Company's Disclosure policy and Confidential and Proprietary Information policy.

9.4 Employees, consultants, suppliers and other individuals working with or on behalf of the Company must always protect the Company's confidential information and intellectual property rights and must also respect the same rights of others. Any unauthorized use of the Company's intellectual property must be reported and investigated.

  CONFLICT OF INTEREST

10.1 The Company respects the right of Employees to privacy in their personal activities and financial affairs. The principal purpose of this section of the Code is to provide guidance to Employees so that they can avoid situations in their personal activities and financial affairs which are, or may appear, to be in conflict with their responsibility to act in the best interests of the Company.

10.2 The Company expects and requests that its Employees be and remain free of interests or relationships and to refrain from acting in ways which are actually or potentially harmful or detrimental to the Company's best interests.

10.3 In general terms, a conflict of interest would exist:

10.3.1 where an Employee has an outside interest which materially encroaches on time or attention which should be devoted to the Company's affairs or so affects the Employee's energies as to prevent the Employee from devoting his full abilities to the performance of his duties;

10.3.2 where an Employee or, to the best of his knowledge, any of the Employee's close relatives has a direct or indirect interest (an "indirect interest" does not include ownership of securities of a public company where the amount of this interest is less than one percent of the value of the class of security involved) in or relationship with any outsider such as a supplier (whether of goods or services), customer, agent, competitor, or with a person in a position to influence the actions of an outsider, which is inherently unethical or which might reasonably:

(i) make possible personal gain or favour to the Employee involved, or any of the Employee's close relatives, due to the Employee's actual or potential power to influence dealings between the Company and the outsider;

(ii) render the Employee partial toward the outsider for personal reasons, or otherwise inhibit the impartiality of the Employee's business judgement or his desire to serve only the Company's best interests in the performance of his functions as an Employee;

(iii) place the Employee or the Company in an equivocal, embarrassing or ethically questionable position in the eyes of the public or any external monitoring body; or

(iv) reflect on the integrity of the Employee of the Company.

10.3.3 where an Employee or, to the best of his knowledge, any of the Employee's close relatives has any direct or indirect interest or relationship which is actually or potentially harmful or detrimental to the Company's best interests;

10.3.4 where an Employee or any of the Employee's close relatives makes use of information of a proprietary, inside, privileged or confidential nature or customer information entrusted to or obtained by the Employee in the conduct of the Company business, to benefit the Employee or any of his close relatives, by selling or making available such information to interests outside the Company, or uses the information in any other manner to further the Employee's interests, or the interests of any of the Employee's close relatives; and

10.3.5 unless the prior approval of the Vice President, Human Resources is obtained, where an Employee, either directly or indirectly, accepts gifts, loans, discounts, articles of values, favours or gratuities from firms, organizations, agents, Employees, or other individuals who may or do conduct business with the Company with a dollar value in excess of $200 per item and in excess of $1,000 cumulatively.

10.4 Once each year each Employee or other person working on behalf of the Company shall complete and the declaration form provided in Appendix A of this policy. In addition, such Employee or other person shall complete such declaration form upon commencement and the termination of his/her services to the Company.

  LAWS, STATUTES AND REGULATIONS

11.1 It is the policy of the Company to comply, not merely with the letter, but also with the spirit of the law. The Company is required to maintain compliance with various acts, statutes and regulations governing activities in the jurisdictions in which its carry on business. Employees, consultants, suppliers and other individuals working with or on behalf of the Company are not only expected to comply with various laws, statutes and regulations, but are also expected to report any situation of concern to a Company department head or senior management.

11.2 This Code does not seek to provide legal guidance for all laws, statutes and regulations that impact the Company's activities. Specialized resources - legal, tax, environmental, government relations, personnel - are available within the Company for that purpose. There are, however, several items of legislation that warrant specific mention, these are listed below along with some general guidelines for compliance.

11.2.1 Health and Safety Laws: The Company is committed to create and maintain healthy and safe workplaces for its Employees. Employees are, therefore, not only expected to comply with all safety laws and regulations, but are also expected to report any situation of concern to their supervisor. The Company's guidelines with respect to health and safety in the workplace are also described in the Company's Health and Safety policy.

11.2.2 Environmental Laws: The Company is committed to preserve and enhance the environment in the communities where its various businesses operate through responsible and environmentally-oriented operating practices. To this end, it works closely with government and other groups on programmes aimed at reducing emissions. Employees are encouraged to participate in undertakings geared to improving the environment in both their workplace and their community. The Company's guidelines with respect to the environment are also described in the Company's Environmental Responsibility policy.

11.2.3 Human Rights Legislation: Every person has the right to equal treatment with respect to employment, and to a workplace free of harassment (including sexual harassment) and discrimination because of race, ancestry, place of origin, colour, ethnic origin, citizenship, creed, sex, sexual orientation, age, record of offences, marital status, family status or handicap. The Company does not tolerate workplace discrimination, harassment or violence of any kind. Employees must report any such behaviour or concerns, particularly about personal safety or that of colleagues. When the Company believes that harassment, discrimination or violence has occurred, appropriate disciplinary action will be taken against those responsible, which may include dismissal. The Company's guidelines with respect to non-discrimination are also described in the Company's Non-Discrimination policy.

11.2.4 Securities Law and Insider Trading: Employees must refrain from buying or selling the Company's securities and products while in possession of material nonpublic information about the Company and refrain from passing such information on to others, which includes family and friends. "Material non-public information" is information that is significant enough that, if publicly-known, is likely to affect the market price of any of the Company's securities (i.e., shares or bonds).

11.2.5 Trading Restrictions and Blackout Periods: It is illegal for anyone to purchase or sell securities of the Company with knowledge of material information affecting that Company that has not been publicly disclosed. To this effect, the Company has prescribed Trading Restrictions and Blackout Periods for Insiders, as part of its Disclosure Policy (CG-1).

  SHAREHOLDER AND MEDIA RELATIONS

12.1 The Company values and has benefited from, good relations with its shareholders.

12.2 Requests from investors or shareholders for information concerning the Company and its business should be forwarded to the Company's Vice President, Comunications & Public Affairs. Communications with external audiences, i.e., with the news media and investors, is essentially about communicating in an equitable, credible and timely manner. The Company credibility is key to building the value of its name and enhancing shareholder value.

12.3 Media interaction is the responsibility of authorized Company spokespersons, who ensure the timely and informed communication of relevant information. All spokespersons, or anyone dealing with the media, must demonstrate high standards of integrity and transparency, while refraining from unauthorized disclosure of proprietary or non-public information. The Company's guidelines with respect to shareholders and media relations are also described in the Company's Disclosure policy.

12.4 Employees should make sure these spokespersons know about any relevant issue of local or national interest that relate to the Company's business of which they may not be aware.

  COMMUNITY RELATIONS AND POLITICAL AND PUBLIC CONTRIBUTIONS

13.1 The Company is committed to demonstrating that good corporate citizenship is compatible with achieving superior returns for its shareholders.

13.2 The Company encourages all Employees to play a voluntary role in the community. In all instances of voluntary, community and political activity, except in specific cases approved by the Company, the Company's Employees participate without remuneration, in their own names and on their own time.

13.3 By way of supporting public and political activities as an active corporate citizen, the Company may make contributions to political parties or public entities as permitted by law.

No contributions of any kind may be made to any political party, candidate, campaign or any public entity on behalf of the Company without its approval in accordance with the Company's policy with respect to donations.

  COMPLIANCE WITH THIS CODE

14.1 All Employees, consultants and suppliers are expected to comply with the Code and actively support its values and principles. Employees should take all reasonable steps to prevent a Code violation.

14.2 Employees are obliged to report violations and suspected violations of sections 1 to 13 of this Code following procedures set out in this section 14. Please refer to section 15 below for reporting procedures relating to wrongdoing in connection with accounting, internal controls and auditing matters. This includes situations where a supervisor or colleague asks an Employee to violate this Code.

14.3 Breaches of sections 1 to 13 of this Code must be reported immediately to one of the following:

  supervisor;
  department or function head;
  Legal Department;
  Human Resources Department; or
  such other means that the Company may from time to time make available.

14.4 All information will, to the extent possible, be received in confidence. No retaliatory action will be taken against anyone for making in good faith a report of a violation. However, anyone who takes part in a prohibited activity may be disciplined even if they report it. An Employee's decision to report will, in all cases, be given due consideration in the event any disciplinary action is necessary.

14.5 Any Employee who fails to comply with this Code, or who withholds information during the course of an investigation regarding a possible violation of it is subject to disciplinary action up to and including termination without notice or pay in lieu thereof. Any consultant or supplier who fails to comply with this Code may see their contact terminated or not renewed. Depending upon the nature of the non-compliance, the Company may have the legal obligation to report the non-compliance to the appropriate authorities.

14.6 The Company strives to impose discipline for each Code violation that fits the nature and particular facts of the violation. The Company uses a system of progressive discipline. The Company generally will issue warnings or letters of reprimand for less significant, first-time offences. Violations of a more serious nature may result in suspension without pay, demotion, loss or reduction of bonus or option awards, or any combination. Termination of employment generally is reserved for conduct such as theft or other violations amounting to a breach of trust, or for cases where a person has engaged in multiple violations. Violations of this code are not the only basis for disciplinary action. The Company has additional policies and procedure governing conduct.

14.7 Compliance with this Code will be reviewed as part of the normal audit process.

14.8 The Company reserves the right to amend, alter or terminate this Code at any time and for any reason.

  ACCOUNTING, INTERNAL CONTROLS AND AUDITING MATTERS; COMPLAINT PROCEDURES.

15.1 Purpose

The company has established accounting policies, procedures and internal controls to ensure the accuracy and integrity of the Company's financial statements. There may, however, be situations where Employees or other parties believe that these policies and procedures have not been followed or that information has been intentionally or unintentionally misstated or omitted that may impair the integrity or accuracy of the Company's financial statements.

Section 15 of this Code provides Employees, consultants, suppliers and other individuals working with or on behalf of the Company with the means to communicate, on a confidential and anonymous basis, concerns and complaints of wrongdoing relating to accounting, internal accounting controls and auditing matters within the Company without fear of reprisal against the person who has complained in good faith. This sections sets out procedures to address the receipt, retention and treatment of such complaints.

In responding to a complaint, the Company will act fairly with respect to any individual named in the complaint given the seriousness of the issue raised, the credibility of the information or allegations in the complaint, and the prospects of an effective investigation.

15.2 Nature of Complaints

Employees must report good faith concerns and complaints of wrongdoing relating to accounting, internal accounting controls and auditing matters. Complaints should not involve personal disagreements arising out of the selection of accounting principles from valid alternatives under the generally accepted accounting principles.

15.3 Confidentiality and Protection of Complainants from Retaliation

The Company will treat those persons registering complaints in a confidential and sensitive manner and will not discharge, threaten, harass, discipline, withhold or suspend payment of salary or benefits, demote, transfer or otherwise take any disciplinary or retaliatory action against any Employee of the Company, consultant, agent or corporate representative who in good faith raises a concern, reports any suspected wrongdoing, or who discloses or provides information or assistance in connection with any internal investigation or governmental proceeding or inquiry. These protections will be enforced if the complaint is made:

  in compliance with this Code.
  in good faith, and
  with a reasonable belief in the validity and truth of the complaint.

The identity of the person making the allegation will be kept confidential so long as it does not hinder or frustrate any investigation, and the disclosure to law enforcement agencies is not required.

15.4 Anonymous Complaints

This Code encourages individuals to put their names to any complaint they initiate. Concerns delivered anonymously will be accepted but will be considered at the discretion of the Complaint Review Committee or the person receiving the complaint. In exercising this discretion, the factors to be taken into account will include:

  seriousness of the issues raised,

  credibility of the concern, and

  likelihood of confirming the allegation from alternative credible sources.

15.5 How to Make a Complaint

An Employee making a complaint should first take up the issue with the Employee's immediate supervisor, or departmental manager/director for satisfactory resolution. However, if the complaint is about the Employee's manager or the departmental director, or the complaint is from a former Employee, customer, contractor or supplier, such complaint should be made to the Head Internal Auditor. In the event the complaint is about any member of the Complaint Review Committee, such complaint should be made to the Chief Executive Officer of the Company. The complaint may be made to the Chair of the Audit Committee if the complaint pertains to the officers of the Company, if the individual believes that the Chief Executive Officer is not the person to address the matter or if the individual is not satisfied with the Chief Executive Officer's response.

Wherever possible, a complaint should be made in writing. Complaints should provide as much factual detail as possible, including dates, names and places. Inflammatory or biased commentary should be avoided. If any Employee wishes to leave an anonymous message to any of the aforementioned individuals, he or she should provide as much detail as possible to enable the committee to follow-up on the complaint.

Any complaint under Section 15 of this Code must be made in writing and addressed to the Head Internal Auditor, Chief Executive Officer or Chairman of the Audit Committee, as described above, at the following address;

Tembec Inc.
800 René-Lévesque Blvd. West
Bureau 1050
Montreal (Quebec) H3B 1X9
Attention: Head Internal Auditor,
Chief Executive Officer or Chairman of the Audit Committee, as appropriate (Strictly Confidential)

15.6 Handling of Complaint

A Complaint Review Committee consisting of the Head Internal Auditor, the Vice-President of Human Resources and the Vice-President, General Counsel and Secretary will be responsible for administering Section 15 of this Code. The Head Internal Auditor shall be chair, and the Vice-President, General Counsel and Secretary shall be the recording secretary of the committee. In order to protect complainants and the Company, the Head Internal Auditor shall perform an initial review and make recommendations to the committee for its consideration. Complaints against any member of the committee should be made to the Chief Executive Officer.

15.7 Complaint Reports

Each complaint will be separately documented by the Head Internal Auditor, whether he receives the complaint directly form the complainant or it is referred to the Complaint Review Committee by the Chief Executive Officer or Chairman of the Audit Committee. Such documentation shall include a report that contains a complete description of the allegation(s), the action taken (including investigative and/or disciplinary action), the status of the file as pending or closed and, if closed, a statement describing the final disposition of the case. All documentation with respect to a complaint shall be retained by the Head Internal Auditor on behalf of the Company.

15.8 Responsibilities for Investigation

15.8.1 Head Internal Auditor

The Head Internal Auditor shall:

  Receive and act upon all complaints.

  Arrange appropriate preliminary investigations of complaints received, communicating the existence of such complaints about individuals in level 4 positions of management (as defined in the Approval Levels Policy F-1) or higher to the Chief Executive Officer.

  Create and maintain complaint reports, as required by this Code.
  Advise the Complaint Review Committee with recommendations on the complaints, and
  Chair the Complaint Review Committee.

15.8.2 Complaint Review Committee

The Complaint Review Committee shall:

  Review all complaints received, including the related recommendations from the Head Internal Auditor,
  Arrange appropriate investigations, if necessary, of the complaints.
  Make recommendations to the head of the appropriate business unit on the results of investigations, and
  Report to the Audit Committee, quarterly on all complaints received.

15.8.3 Chief Executive Officer

The Chief Executive Officer shall:

  Receive and act upon any and all recommendations regarding complaints he is responsible for in accordance with this Code.

  Arrange appropriate investigations of complaints received, communicating the existence of such complaints to the Head Internal Auditor and, if the Head Internal Auditor is implicated in the complaint, to another member of the Complaint Review Committee.

  Make recommendations or take any appropriate actions to address the findings of the investigation, and

  Report to the Complaints Review Committee the results of the investigations or action taken for inclusion in the committee's report to the Audit Committee.

15.8.4 Chairman of the Audit Committee

The Chairman of the Audit Committee shall:

  Receive and act upon any and all recommendations regarding complaints he is responsible for in accordance with this Code.

  Arrange appropriate investigations of complaints received, communicating the existence of such complaints to the Head Internal Auditor and, if the Head Internal Auditor is implicated in the complaint, to another member of the Complaint Review Committee.

  Make recommendations or take any appropriate actions to address the findings of the investigation, and

Report to the Complaint Review Committee the results of the investigations or action taken for inclusion in the committee's report to the Audit Committee.

15.8.5 Audit Committee

The Audit Committee shall:

  Receive the reports on investigations conducted by the Complaint Review Committee,
  Have full access to the complaint reports and related documentation at all times,
  Ensure that appropriate investigations of complaints are arranged, and
  Make recommendations or take any appropriate actions to address the findings of the investigations.